

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2013

<u>Via E-mail</u>
Gino Pereira
Chief Executive Officer
Nxt-ID, Inc.
4 Research Drive, Suite 402
Shelton, Connecticut 06484

>   **Re: Nxt-ID, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed April 22, 2013**
>   **File No. 333-186331**

Dear Mr. Pereira:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Facing Page</u>

1.   Please revise to register the units and list them in the fee table.

<u>Exhibit 5</u>

2.   Please obtain a revised legality opinion which opines that the warrants and units are legal, binding obligations of the registrant and binding obligations under state contract law. See Staff Legal Bulletin No. 19 (October 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc:	Via E-mail
	Zachary Blumenthal, Esq.
	Robinson Brog Leinwand Greene Genovese & Gluck, P.C.